May 7, 2013

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Exterran Partners, L.P.

Registration Statement on Form S-3
Filed March 15, 2013
File 333-187284

Ladies and Gentlemen:

Set forth below are the responses of Exterran Partners, L.P. (the “Partnership”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 9, 2013, with respect to Registration Statement on Form S-3, File No. 333-187284, filed with the Commission on March 15, 2013 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

General

1.                                      We note that your registration statement covers both debt securities and guarantees.  In accordance with Rule 3-10 of Regulation S-X, you must include separate financial statements for your finance subsidiary co-issuer and, if multiple subsidiaries serve as guarantors, for every guarantor, unless you fall within one of the exceptions in the rule.  Please tell us how you intend to comply with Rule 3-10 of Regulation S-X and, as necessary, please revise your registration statement accordingly.

RESPONSE:                            We acknowledge the Staff’s comment and respectfully note that pursuant to Note 1 to Rule 3-10(f) of Regulation S-X, we are not required to present condensed consolidated financial information in the manner described in Rule 3-10 of Regulation S-X.  We refer you to the disclosure contained in the prospectus in the Registration Statement on page 7 under the heading “Description of Debt Securities—Guarantees” which we have reproduced in part below, for your reference:

“Exterran Partners, L.P. currently has three subsidiaries: EXLP Operating LLC, EXLP Leasing LLC and EXLP Finance Corp. If a series of debt securities is guaranteed, such series will be guaranteed by substantially all of the domestic 100% owned subsidiaries of Exterran Partners, L.P., other than EXLP Finance Corp., which may act as co-issuer of such debt securities. EXLP Operating LLC and EXLP Leasing LLC are 100% owned, directly or indirectly, by Exterran Partners, L.P. and any guarantees by such subsidiaries will be full and unconditional and will constitute joint and several obligations. Exterran Partners, L.P. has no assets or operations independent of its subsidiaries, and there are no significant restrictions upon the ability of the subsidiaries to distribute funds to Exterran Partners, L.P.”

In addition to the above, we also note that EXLP Finance Corp., which as co-issuer is the only non-guarantor subsidiary of the Partnership, has no operations and will not have revenues other than as may be incidental as co-issuer of notes and as such is considered to be a minor subsidiary.  With respect to the full and unconditional nature of the guarantees, we refer you to our response to Staff comment no. 4 below.

The Partnership included similar disclosure in footnote 4 to its unaudited condensed consolidated financial statements in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, as filed with the Commission on May 2, 2013, when discussing the subsidiary guarantees of the Partnership’s 6% Senior Notes due April 2021, which were issued in March 2013 pursuant to a private placement.

The Partnership is aware of its obligations under Rule 3-10(f) of Regulation S-X and should the circumstances providing the above outlined exemption change, the Partnership will file a Current Report on Form 8-K providing any financial statements or footnote disclosures required to be in compliance with Rule 3-10 of Regulation S-X prior to an offering of securities covered by the Registration Statement.

2.                                      Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of securities registered in the filing.  Please see Securities Act Rules Compliance and Disclosure Interpretation Question 212.05.

RESPONSE:                            We acknowledge the Staff’s comment and confirm that an updated unqualified opinion of counsel will be filed no later than the closing date of any offering of the securities covered by the Registration Statement.

Exhibit Index, page II-14

Exhibit 4.1 — Form of Senior Indenture

3.                                      Please re-file this exhibit to include the complete Form of Indenture.  In this regard, we note that the sections after Section 14.01 appear to be missing.

RESPONSE:                            We have re-filed the full exhibit to include the complete Form of Senior Indenture.  Please see exhibit 4.1 to Amendment No. 1 to the Registration Statement.

Exhibit 4.2 — Form of Subordinated Indenture

4.                                      We note that your subsidiary guarantors may in some circumstances be released from their obligations to guarantee the notes issued in your offering.  In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors may only be released from their guarantees in customary circumstances.  In light of the above, please provide us with your analysis as to how the guarantees constitute “full and unconditional” guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X.  Please note that we may have additional comments on this issue once the complete Form of Senior Indenture is filed, as noted above.

RESPONSE:                            We acknowledge the Staff’s comment and respectfully submit that we considered the guidance set forth in SEC Release Nos. 33-7878; 34-43124, Financial Statements and Periodic Reports For Related Issuers and Guarantors, including Section III.A.1.b thereof regarding the meaning of “full and unconditional.”   However, it is our understanding that it is the view of the Staff that a guaranty is not “full and unconditional” if it contains automatic release provisions, including those that are common in high yield notes indentures.  Notwithstanding this view, the Staff has allowed issuers to continue to rely on Rule 3-10(f) when the other requirements of such rule are met and the release provisions are limited to customary circumstances described in Section 2510.5 of the Financial Reporting Manual.  The Form of Subordinated Indenture and the revised Form of Senior Indenture, filed as exhibit 4.1 to Amendment No. 1 to the Registration Statement, that will govern notes issued pursuant to the Registration Statement provide that the guarantees of our subsidiary guarantors will be released in the following circumstances, as set forth in Section 14.04(a) of each form of indenture:

•                  in connection with any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not an affiliate of the Partnership, of all of the Partnership’s direct or indirect limited partnership or other equity interests in such subsidiary guarantor (provided such sale, exchange or transfer is not prohibited by the relevant indenture);

Analysis: This is the same as the first bullet point in Section 2510.5 of the Financial Reporting Manual and is thus an acceptable circumstance under which a guarantee may be released.

•                  the merger of such subsidiary guarantor into either of the Issuers or any other subsidiary guarantor or the liquidation and dissolution of such subsidiary guarantor (in each case to the extent not prohibited by the relevant indenture)

Analysis: If this event were to occur, the assets of the merging guarantor would be owned by either the Partnership or another guarantor and, as a result, would still be securing the notes. We believe this is a customary circumstance under which a guarantee may be released and does not impact the “full and unconditional” nature of a guarantee.

•                  upon the Issuers’ delivery of a written notice to the Trustee of the release or discharge of all guarantees by such subsidiary guarantor of any debt of the Issuers other than obligations arising under the relevant indenture and any debt securities issued thereunder, except a discharge or release by or as a result of payment under such guarantees.

Analysis: This is the same as the fourth bullet point in Section 2510.5 of the Financial Reporting Manual and is thus an acceptable circumstance under which a guarantee may be released.

In future filings, including any prospectus supplement pursuant to which we are offering debt securities covered by the Registration Statement, we will revise our disclosure to describe that any debt that is fully and unconditionally guaranteed by our material subsidiaries is subject to certain customary release provisions, and we will describe those specific release provisions.

*                                         *                                         *                                         *                                         *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

EXTERRAN PARTNERS, L.P.

	By:	/s/ David S. Miller
	Name:	David S. Miller
	Title:	Senior Vice President and
Chief Financial Officer

Enclosures

cc: Douglas E. McWilliams